Mail Stop 0408


								June 15, 2006






Mark E. Kaplan, Esquire
General Counsel
Cowen Group, Inc.
1221 Avenue of the Americas
New York, New York 10020


Re: 	Cowen Group, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      File No. 333-132602
      Filed June 12, 2006



Dear Mr. Kaplan:

      We have reviewed your filings and have the following initial comments which we are providing to you to accommodate your schedule;
we will issue additional comments in a separate letter. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


The Offering, page 9

1. Please revise note 2 to state the number of restricted shares and to state that the number of shares to be outstanding after this offering includes the sale of up to 1,682,608 shares of common stock which the underwriters have the option to purchase from SG Americas
Securities Holdings.


Recent Developments

2. Consider presenting a recent developments section to address the second quarter.


Summary of Combined Financial Data, page 10

3. Revise the pro forma earnings (loss) per share to reflect the amount of 15 million common shares outstanding after the offering. In addition, related changes should be made to the Unaudited Pro
Forma
Combined Operating Information appearing on pages 29-35.


Capitalization, page 26

4. Please revise to expand the capitalization table to present the amount of authorized and outstanding preferred and common shares, par value $0.01 per share. In addition, expand the headnote to state that the number of shares outstanding after this offering includes the sale of up to 1,682,608 shares of common stock which the underwriters have the option to purchase from SG Americas Securities Holdings and adjust the numerical allocation of pro forma stockholders` equity between common stock and retained earnings as necessary.


Unaudited Pro Forma Combined Financial Information
Notes, pages 29-31

5. Please revise the notes to the unaudited pro forma combined financial information to clearly specify all numerical components used in the calculation of adjustments for the periods presented.


Basis Of Presentation, pages 42-43

6. We note that you disclose that you are a party to two unbundling arrangements and that you may enter into additional unbundling arrangements in the future. Please revise the disclosure to state how you compile your cost information for unbundling arrangements and how you would allocate those costs between costs of services and general and administrative expenses.


Basis of Presentation, page 43

7. Please revise your discussion of income statement presentation to include the key ideas about your costs` relation to revenues and how you use cost information for pricing services that you presented in paragraphs 2 and 3 of your June 12, 2006 response to our comment 27.


Shares Eligible for Future Sale, page 125

8. If correct, please revise to state that of the 15 million shares
11,217,392 shares of common stock sold in this offering (or
12,900,000
shares if the underwriters` option to purchase additional shares is exercised in full) will be fully tradable.


Financial Statements

Combined Statements of Operations
Revenues, Other Revenues, and Expenses, page F-4

9. We note your response to our comment 27 of our letter to you dated
June 6, 2006. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.


Combined Statements of Operations, pages F-4 and F-36 and
Note 2, Other Revenue, page F-12

10. Refer to paragraphs 78 and 82 of FASB Concept Statement 6. Changes from increases in cash surrender value of life insurance appear peripheral to your business. Please revise the audited and interim unaudited statements of operations and the description of the related accounting policy to reclassify the cash surrender value increases from revenues to operating or nonoperating gains, as appropriate.

11. Please consider revising the line item descriptions of revenues on the statements of operations to provide a separate line item for revenues from portfolio management.

12. In view of the significance of the increases in cash surrender value to 2006 quarterly results; please tell us the amounts recorded for the 2006 and 2005 quarterly periods and for the year 2005.

13. Please revise the discussions of revenues and other income on pages 45 and 50 to be consistent with your revisions in response to the previous comments.


Note 8, Unaudited Pro Forma Condensed Combined Statement of
Financial
Condition, pages F-48-F-50

14. Please revise to state if correct, that the adjustment reflects the capital contribution from SG Americas Securities Holdings from its assumption of liabilities related to our employees under the SG
Merchant Banking Coinvestment Plan and SG Cowen Ventures I, L.P., in the amounts of $4.5 million and $0.6 million, respectively.




      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christina M. Harley at (202) 551-3695 or
Donald
A. Walker, Jr. at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3491 with any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc. 	Phyllis G. Korff, Esquire
      Skadden, Arps, Slate, Meagher & Flom  LLP
      Four Times Square
      New York, New York 10036






Mark E. Kaplan, Esquire
Cowen Group, Inc.
June 15, 2006
Page 5